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SEC FILE NUMBER
~~8-12345~~ 8-33445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

SEC MAIL PROCESSING SECTION
MAR 04 2002
WASH. D.C. 143

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tower Equities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8141 NORTH MAIN STREET
(No. and Street)

DAYTON (City) OHIO (State) 45415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY MERRICK 937-890-1988
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VANDERHORST & MANNING CPAs, LLC
(Name — if individual, state last, first, middle name)

6105 NORTH DIXIE DRIVE (Address) DAYTON (City) OHIO (State) 45413 (Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, GREGORY L. MERRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOWER EQUITIES, INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]
Signature

President
Title

Justine A. Kangas
Notary Public

JUSTINE A. KANGAS, Notary Public
In and for the State of Ohio
My Commission Expires Feb. 9, 2005

NOTARIAL SEAL
STATE OF OHIO

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOWER EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

TOWER EQUITIES, INC.

YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

VM

VANDERHORST & MANNING CPAs, LLC

Members of American Institute and Ohio Society of Certified Public Accountants

Dayton (937) 898-3167
FAX # (937) 898-9202
6105 N. Dixie Drive
P.O. Box 13449
Dayton, Ohio 45413
E-Mail: vm-day@wesnet.com
vm-day@voyager.net

Sidney (937) 492-0386
FAX # (937) 492-3262
118 E. South Street
Sidney, Ohio 45365
E-Mail: vm-sid@wesnet.com

Greenville (937) 548-9643
FAX # (937) 548-9627
111 Delaware Avenue
Greenville, Ohio 45331
E-Mail: vm-grn@wesnet.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Tower Equities, Inc.
Dayton, Ohio

We have audited the accompanying statement of financial condition of Tower Equities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tower Equities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles, generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Tower Equities, Inc., is exempt from the requirements of Rule 15c3-3 due to the nature of the Company's transactions, because the Company does not take possession of, or otherwise control customer securities, and because it does not carry customer accounts (it promptly transmits all funds and does not otherwise hold funds, or owe money to customers). Accordingly, the Supplemental Schedules relating to the reserve requirements under Rule 15c3-3, and the information relating to the possession or control requirements under Rule 15c3-3, have been omitted from this report.

Vanderhorst & Manning

Vanderhorst & Manning CPAs, LLC
Dayton, Ohio

February 26, 2002

TOWER EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 110,860
Commissions Receivable	115,555
Other Receivables	35,414
Tax Benefit Receivable	101,000
Furniture and Fixtures, At Cost,	
Less Accumulated Depreciation of $51,815	31,744
	$ 394,573

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions Payable	$ 122,416
Accounts Payable, Trade	12,565
Accrued Expenses	32,175
	$ 167,156
Commitments and Contingent Liabilities	
Subordinated Borrowings	$ 250,000
Stockholders' Equity:	
Common Stock - No Par Value, 500 shares authorized,	
105 shares issued and outstanding	$ 500
Additional Paid-In Capital	333,512
Retained Deficit	(356,595)
Total Stockholders' Equity	$ (22,583)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 394,573

The accompanying notes are an integral part of these financial statements

TOWER EQUITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$ 3,427,675
Interest	2,692
Advisory Fees	500,329
Other Income	53,547
	$ 3,984,243
Expenses:	
Commission Expense	$ 3,229,430
Payroll and Related Items	493,245
Marketing	25,625
Utilities and Telephone	30,578
License Expense	49,318
Dues and Subscriptions	6,410
Maintenance and Repairs	16,838
Professional Fees	22,297
Office Supplies and Expense	43,522
Computer Consulting	47,500
Internet Access Fees	37,820
Facility Rent	55,000
Travel and Entertainment	12,082
Depreciation	9,408
Equipment Lease	21,361
Auto Expense	36,852
Franchise Tax	50
Interest Expense	15,400
Other Operating Expenses	121
	$ 4,152,857
Income Before Income Taxes	$ (168,614)
Provision for Income Taxes	(101,000)
Net Income	$ (67,614)

The accompanying notes are an integral part of these financial statements

TOWER EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Stock Common			Additional		Total
	Shares		Amount	Paid-in Capital	Retained Deficit	Stockholders' Equity
Balance at January 1, 2001	105	$	500	$ 133,512	$ (288,981)	$ (154,969)
Net Income					(67,614)	(67,614)
Capital Contribution				200,000		200,000
Balance at December 31, 2001	105	$	500	$ 333,512	$ (356,595)	$ (22,583)

TOWER EQUITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated Borrowings at January 1, 2001	$ 250,000
Issuance of Subordinated Loan Agreements	0
Subordinated Borrowings at December 31, 2001	$ 250,000

The accompanying notes are an integral part of these financial statements

TOWER EQUITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net Income	$ (67,614)
Adjustments to reconcile net loss	
to net cash used by operating activities:	
Depreciation	9,408
(Increase) Decrease in Operating Assets:	
Commissions Receivable	157,708
Accounts Receivable, Other	(13,028)
Tax Benefit Receivable	(101,000)
Increase (Decrease) in Operating Liabilities:	
Commissions Payable	(179,670)
Accounts Payable, Trade	(33,981)
Accrued Expenses	4,500
Net Cash Provided by Operating Activities	$ (223,677)
Cash Flows From Investing Activities:	
Purchase of Furniture and Fixtures	$ (3,551)
Net Cash Used in Investing Activities	$ (3,551)
Cash Flows From Financing Activities:	
Additional Paid in Capital	$ 200,000
Net Cash Provided by Financing Activities	$ 200,000
Decrease in Cash	$ (27,228)
Cash at Beginning of the Year	138,088
Cash at End of the Year	$ 110,860
Supplemental Disclosures of Cash Flow Information:	
Interest Paid	$ 11,650

The accompanying notes are an integral part of these financial statements

TOWER EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

Tower Equities, Inc. (Company) was incorporated in 1984 to provide broker-dealer services and other security related transactions. It is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company has not conducted trading activities and does not carry customer accounts. Its principal activity is the sale of redeemable shares of registered investment companies and certain other share accounts. To a lesser extent, the Company performs financial planning, fee based asset management and related consulting services. The Company is a wholly owned subsidiary of Tower Investment Securities, Inc. (parent). Management has represented that Tower Investment Services, Inc. had no material transactions during the period ended December 31, 2001 and further that these financial statements do not include any transactions associated with Tower Investments Securities, Inc. Accordingly, these financial statements do not include Tower Investment Services, Inc., and no audit procedures were applied to it.

BASIS OF ACCOUNTING

The Financial Statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Consequently, revenues are recognized when earned and expenses are recognized when incurred.

CASH AND CASH EQUIVALENTS

Cash includes amounts in financial institutions. For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2001.

CONCENTRATIONS OF CREDIT RISK

The Company is an introducing broker engaged in introducing customers to counter parties, which include clearing brokers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. Risk is limited due to the large number of counter parties customers are introduced to. It is the Company's policy to review, as necessary, the credit standing of each counter party.

TOWER EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT

Furniture and fixtures are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets ranging from three to ten years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles, generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, upon settlement, actual results may differ from the estimated amounts.

NOTE 2 – NET CAPITAL REQUIREMENTS

With respect to its securities transactions, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $59,259, which was $48,115 in excess of its required net capital of $11,144. The Company's net capital ratio was 3 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company leases its operating facility on a month-to-month basis from a related entity, through common ownership. Rental expense on the operating facility for 2001 was $55,000.

In addition the Company incurred interest expense of $15,000 on subordinated borrowings held by various stockholders (see Note 5).

TOWER EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 4 – PROVISION FOR INCOME TAXES

Tower Equities, Inc. files consolidated income tax returns with its parent. Tower Equities, Inc. provides for income taxes on a separate return basis and remits or receives from the parent or its subsidiary amounts currently payable or receivable. The Company recorded a tax benefit receivable in the amount of $101,000 for the year ended December 31, 2001. At December 31, 2001, the Company has available net operations loss carry forward of approximately $158,000 which expire in the years 2001 through 2019.

DEFERRED TAX ASSET	
Benefit of Net Operating Loss Carryforward	$40,000
Less Valuation Allowance	40,000
Net Deferred Tax Asset	$ 0

Due to uncertainty regarding the level of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized, principally due to expiration of net operating loss carry forwards. As of December 31, 2001, the Company has recorded $40,000 as a valuation allowance.

NOTE 5 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2000 are listed in the following:

SUBORDINATED LOAN AGREEMENTS, 6% INTEREST PER ANNUM

Effective Date	Maturity Date	Amount
June 14, 1999	May 31, 2004	$ 50,000
August 31, 1999	August 31, 2004	150,000
November 15, 1999	November 14, 2004	50,000
		$250,000

In connection with the subordinated borrowings, the Company issued one (1) share of common stock, no par value, for each $50,000 of borrowings. Accordingly, in connection with subordinated borrowings the Company issued five (5) shares of stock during 1999.

TOWER EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 5 – SUBORDINATED BORROWINGS (Continued)

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense under the subordinated borrowings was $15,000 and is included in accrued expenses.

NOTE 6 – CAPITAL CONTRIBUTION

The Company received a contribution of $200,000 during 2001 from a stockholder. The stockholder contributed an additional $35,000 during January 2002.

NOTE 7 – OPERATING LEASES

The Company leases various motor vehicles and equipment under operating leases with terms ranging from two to five years. Rent expense under these leases for 2001 was $48,664, $21,361 for equipment and $27,283 for motor vehicles.

Future minimum lease payments under all operating leases for years ending December 31 are as follows:

	Equipment	Motor Vehicles	Total
2001	$20,418	$17,463	$37,881
2002	18,688	9,276	27,964
2003	10,148	9,276	19,424
2004	0	773	773
	$49,254	$36,788	$ 86,042

NOTE 8 – GOING CONCERN

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company continues to reduce operating expenses and to negotiate revised/increased commission revenue. In addition, the Company continues to add commission representatives, which will increase commission revenue in the future.

SUPPLEMENTARY INFORMATION

SCHEDULE I

TOWER EQUITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2001

Net Capital		
Total Stockholder's Equity (Deficit)		$ (22,583)
Add Subordinated Borrowings Allowable in Computation of Net Capital		250,000
Total Capital and Allowable Subordinated Borrowings		$ 227,417
Deductions and/or Charges:		
Other Receivables	35,414	
Furniture and Fixtures, Net	31,744	
Tax Benefit Receivalbe	101,000	
Total Deductions		168,158
Net Capital		$ 59,259
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Commissions Payable		$ 122,416
Accounts Payable		12,565
Accrued Expenses		32,175
Total Aggregate Indebtedness		$ 167,156
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required:		
Company		$ 11,144
Total		$ 11,144
Excess Net Capital at 1000 Percent		$ 42,543
Ratio: Aggregate Indebtedness to Net Capital		2.82 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net Capital as Reported in Company's Part II (Unaudited) Focus Report		$ 46,474
Other Audit Adjustments, Net		12,785
Net Capital Per Above		$ 59,259

The accompanying notes are an integral part of these financial statements

VM

VANDERHORST & MANNING CPAs, LLC

Members of American Institute and Ohio Society of Certified Public Accountants

Dayton (937) 898-3167
FAX # (937) 898-9202
6105 N. Dixie Drive
P.O. Box 13449
Dayton, Ohio 45413
E-Mail: vm-day@wesnet.com
vm-day@voyager.net

Sidney (937) 492-0386
FAX # (937) 492-3262
118 E. South Street
Sidney, Ohio 45365
E-Mail: vm-sid@wesnet.com

Greenville (937) 548-9643
FAX # (937) 548-9627
111 Delaware Avenue
Greenville, Ohio 45331
E-Mail: vm-grn@wesnet.com

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
Tower Equities, Inc.
Dayton, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of Tower Equities, Inc. for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. The Company is exempt from the requirements of Rule 15c3-3 because it does not take possession of, or otherwise control customer securities. Therefore, no procedures for safeguarding securities were considered.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not take possession of, or otherwise control customer securities, and because it does not carry customer accounts (it promptly transmits all funds and does not otherwise hold funds, or owe money to customers), we did not review the practices and procedures followed by the company in any of the following:

1. Meeting the reserve required by Rule 15c3-3(e)
2. Making quarterly securities examinations, counts, verifications, and comparisons
3. Recordation of differences required by rule 17a-13
4. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
5. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the America Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Vanderhorst & Manning

Vanderhorst & Manning CPAs, LLC
Dayton, Ohio

February 26, 2002